Exhibit 99.154

ENCORE BEGINS TRADING ON CONSOLIDATED BASIS UNDER THE SYMBOL OF “ENCUD” ON THE OTC MARKET; TSX.V SYMBOL REMAINS UNCHANGED AS “EU”

TSX.V: EU

OTCQB:ENCUD

www.encoreuranium.com

CORPUS CHRISTI, Texas, Sept. 14, 2022 /CNW/ - enCore Energy Corp. (“enCore” or the “Company”) (TSXV: EU) (OTCQB: ENCUD) announces that, as disclosed in the Company’s news release of September 12, 2022, the Company’s shares commenced trading today on a consolidated basis of one new share for every three former shares in connection with the Company’s application to uplist their shares to the NASDAQ market. The consolidated shares remain trading on the TSX.V under the symbol ‘EU’ with consolidated shares trading on the OTC market now trading under the symbol ‘ENCUD’.

About enCore Energy Corp.

With approximately 90 million pounds of U3O8 estimated in the measured and indicated categories and 9 million pounds of U3O8 estimated in the inferred category1, enCore is the most diversified in-situ recovery uranium development company in the United States. enCore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities, with significant New Mexico uranium resource endowments providing long-term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore is committed to engaging and working with local communities and indigenous governments to create positive impact from corporate developments.

[1]	Mineral resource estimates are based on technical reports prepared in accordance with NI43-101 and available on SEDAR as well as company websites at www.encoreuranium.com.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward- looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements relating to the prospects of listing on the Nasdaq and associated benefits. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with the completion of the Nasdaq listing process and meeting related listing requirements, in addition to risks related to the advancement of our business, including general economic conditions; adverse industry events; future legislative and regulatory developments; inability to access additional capital; the ability of enCore to implement its business strategies; and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%SEDAR: 00029787E

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 14:28e 14-SEP-22